UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No __)1

Asianada, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

[NONE]
 (CUSIP Number)

Asianada, Inc.
2121 Avenue of the Stars
Suite 2550
Los Angeles CA, 90067
Attn.: Jay Wolf
Tel: 310-601-2500

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 15, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trinad Capital Master Fund, Ltd.		98-0447604

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
WC

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 7,595,200

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 7,595,200

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
94%[2]

14)		TYPE OF REPORTING PERSON CO

2 On the basis of 8,080,000 shares of Common Stock reported by the Company to be issued and outstanding.

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trinad Capital International, Ltd.

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
N/A

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 1,215,232

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 1,215,232

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.04%[3]

14)		TYPE OF REPORTING PERSON CO

3 On the basis of 8,080,000 shares of Common Stock reported by the Company to be issued and outstanding.

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trinad Management, LLC		20-0591302

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
N/A

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 7,595,200

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 7,595,200

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%[4]

14)		TYPE OF REPORTING PERSON OO

4 On the basis of 8,080,000 shares of Common Stock reported by the Company to be issued and outstanding.

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trinad Capital LP		20-0593276

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
N/A

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 6,379,968

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 6,379,968

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.96%[5]

14)		TYPE OF REPORTING PERSON OO

5 On the basis of 8,080,000 shares of Common Stock reported by the Company to be issued and outstanding.

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trinad Advisors II, LLC		20-0591650

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
N/A

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 6,379,968

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 6,379,968

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.96%[6]

14)		TYPE OF REPORTING PERSON OO

6 On the basis of 8,080,000 shares of Common Stock reported by the Company to be issued and outstanding.

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jay A. Wolf

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
N/A

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 7,595,200

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 7,595,200

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%[7]

14)		TYPE OF REPORTING PERSON IN

[7]
Jay A. Wolf, Robert S. Ellin and David Chazen, as managing members of Trinad Management, LLC, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd., as they share power to vote and dispose of the securities.

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert S. Ellin

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
N/A

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 7,595,200

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 7,595,200

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%[8]

14)		TYPE OF REPORTING PERSON IN

[8]
Jay A. Wolf, Robert S. Ellin and David Chazen, as managing members of Trinad Management, LLC, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd. as they share power to vote and dispose of the securities.

SCHEDULE 13D

CUSIP No. [NONE]

1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

David Chazen

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)		SEC USE ONLY

4)		SOURCE OF FUNDS
N/A

5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0

	8)	SHARED VOTING POWER 7,595,200

	9)	SOLE DISPOSITIVE POWER 0

	10)	SHARED DISPOSITIVE POWER 7,595,200

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,595,200

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%[9]

14)		TYPE OF REPORTING PERSON IN

[9]
Jay A. Wolf, Robert S. Ellin and David Chazen, as managing members of Trinad Management, LLC, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd. as they share power to vote and dispose of the securities.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001, per share (the "Common Stock"), of Asianada, Inc., the issuer (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

Item 2. Identity and Background.

This statement is being filed jointly by Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd., Trinad Management, LLC, Trinad Capital LP, Trinad Advisors II, LLC, Robert S. Ellin, Jay A. Wolf and David Chazen (collectively, the "Reporting Persons"):

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital International, Ltd., a Cayman Islands corporation, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital International, Ltd.. As of the date hereof, Trinad Capital International, Ltd. is the owner of 16% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Capital LP, a Delaware limited partnership, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 84% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iv) Trinad Management, LLC, a Delaware limited liability company, is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(v) Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(vi) Robert S. Ellin is an individual whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vii) Jay A. Wolf is an individual whose principal occupation is to serve as portfolio manager and managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd., Trinad Capital GP and a managing director of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

(viii) David Chazen is an individual whose principal occupation is Director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd., Trinad Capital GP and a managing director of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

The Reporting Persons nor any executive officer or director of the Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Trinad Capital Master Fund, Ltd. pursuant to a Securities Purchase Agreement entered into by and among Trinad Capital Master Fund, Ltd. and the stockholders of the Company listed in Schedule A of the Agreement dated as of June 15, 2007, for the purchase price of seven hundred thousand dollars ($700,000) (the “Agreement”).

Item 4. Purpose of Transaction.

On June 15, 2007 (the “Closing”), pursuant to the Agreement those certain shareholders listed in Schedule A of the Agreement sold 7,595,200 shares of its common stock to Trinad Capital Master Fund, Ltd. for $700,000. As a condition of the sale, the Company agreed that it would discharge all outstanding liabilities.  The purpose is to seek to effect a business combination with an operating business which the Company believes has significant growth potential. No such business combination has yet been identified.

In accordance with the Agreement, effective upon the Closing (a) Ian Y.B. He resigned as the Company’s Principal Executive Officer and President, (b) Helen Gao resigned as the Company’s Principal Financial Officer, Principal Accounting Officer, Treasurer and Secretary, (c) Robert Ellin and Barry Regenstein were appointed as Directors of the Board of the Directors of the Company (the “Board”) to hold such seats until the next annual shareholder meeting is held and their successors are duly qualified and elected, (d) Robert Ellin was appointed President and Chief Executive Officer of the Company, (e) Jay Wolf was appointed Secretary of the Company, and (f) Charles Bentz was appointed Chief Financial Officer and Treasurer of the Company.

Additionally, Ian Y.B. He and Helen Gao and Helen Gao will resign as Directors of the Board ten days following the mailing of a notice on Schedule 14f-1 Information Statement of the Company as contemplated by the Agreement. Upon such resignations, Jay Wolf will be appointed a Director of the Company, and will hold the seat until the next annual shareholder meeting held and his successor is duly elected and qualified.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 7,595,200 shares of the Common Stock, representing approximately 94% of the issued and outstanding Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital LP), Robert S. Ellin, Jay A. Wolf and David Chazen (as Managing Member and Managing Director and Member respectively, of Trinad Advisors II, LLC and Trinad Management, LLC) may be deemed to be the beneficial owners of 7,595,200 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 94% of the issued and outstanding Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 84% of the shares of the 7,595,200 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

Trinad Capital International, Ltd. (as the owner of 16% of the shares of Trinad Capital Master Fund, Ltd.), may be deemed to be the beneficial owner of 16% of the shares of the 7,595,200 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

Each of Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC and Trinad Capital International, Ltd. disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin, Jay A. Wolf and David Chazen disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Robert S. Ellin, Jay A. Wolf and David Chazen have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s equity securities during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2007

Trinad Capital Master Fund, Ltd.

By: /s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Managing Member of Trinad Advisors
II, LP, the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd.

Trinad Management, LLC

By: /s/ Jay A. Wolf
Name: Jay A. Wolf
Title: Managing Director

Trinad Capital LP

By: /s/ Trinad Advisors II, LLC
Name: Trinad Advisors II, LLC
Title: Trinad Capital LP's General Partner

Trinad Advisors II, LLC

By: /s/ Robert S. Ellin
Name: Trinad Advisors II, LLC
Title: Managing Member

Trinad Capital International, Ltd.

By: /s/ Jay Wolf,
Name: Jay A. Wolf
Title: Managing Director of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd. /s/ Jay A. Wolf

Jay A. Wolf

By: /s/ Jay A. Wolf

Robert S. Ellin

By: /s/ Robert S. Ellin

David Chazen

By: /s/ David Chazen

Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: June 22, 2007	Trinad Capital Master Fund, Ltd.

By: /s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Managing Member of Trinad Advisors II, LP, the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd.

Trinad Management, LLC

By: /s/ Jay A. Wolf
Name: Jay A. Wolf
Title: Managing Director

Trinad Capital LP

By: /s/ Trinad Advisors II, LLC
Name: Trinad Advisors II, LLC
Title: Trinad Capital LP's General Partner

Trinad Advisors II, LLC

By: /s/ Robert S. Ellin
Name: Trinad Advisors II, LLC
Title: Managing Member

Trinad Capital International, Ltd.

By: /s/ Jay Wolf,
Name: Jay A. Wolf
Title: Managing Director of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd. /s/ Jay A. Wolf

Jay A. Wolf

By: /s/ Jay A. Wolf

Robert S. Ellin

By: /s/ Robert S. Ellin

David Chazen

By: /s/ David Chazen